ITHAX Acquisition Corp.

555 Madison Avenue
Suite 11A

New York, New York 10022

VIA EDGAR

June 24, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	ITHAX Acquisition Corp. Amendment No. 5 to Registration Statement on Form S-4 Filed June 21, 2022

File No. 333-263727

Dear Ms. Barberena-Meissner:

ITHAX Acquisition Corp., a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 23, 2022, regarding the Company’s Amendment No. 5 to Registration Statement on Form S-4 filed with the Commission on June 21, 2022 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing Amendment No. 6 to the Company’s Registration Statement with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 5 to Registration Statement on Form S-4 Filed June 21, 2022

General

1.	We note your response to prior comment 9. It appears that the investments of the Sponsor and the foreign persons controlling certain PIPE investors are non-controlling investments that could be considered covered investments or minority interests that could result in a covered control transaction, both of which CFIUS has the authority to review. In this regard, we note that Orestes Fintiklis controls Ithaca Capital, one of the managing members of Sponsor, and will serve as a director of New Mondee, and that the other managing member is GMDA, an entity organized under the laws of Cyprus. Revise to include new Risk Factors disclosure to address how the Sponsor’s status as a foreign person and other non-U.S. ties including among PIPE investors could impact your ability to complete your initial business combination based on CFIUS and review by other U.S. government entities.

The Company respectfully advises the Staff that it has revised disclosure on pages 112 and 113 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities & Exchange Commission

June 24, 2022

2.	Further disclose in an appropriate risk factor that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully advises the Staff that it has revised disclosure on pages 112, 113, and 130 of the Amended Registration Statement in response to the Staff’s comment.

We thank the Staff for its review of the foregoing and Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, at michael.lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Orestes Fintiklis
Orestes Fintiklis Chief Executive Officer and Director
ITHAX Acquisition Corp.

cc:

Michael S. Lee, Lynwood E. Reinhardt, Panos Katsambas, Reed Smith LLP

Alexander Lloyd, Michael P. Considine, P.C., Michele M. Cumpston, Kirkland & Ellis LLP